Exhibit 99.1

STUDENT TRANSPORTATION INC.
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Student Transportation Inc. (the “Company”) held on November 8, 2016.

Brief Description of Matters Voted Upon	Outcome of the Vote	Percentage of Votes Cast
		For	Against	Withheld
In respect of the election of each of the following proposed nominees as members of the Board of Directors of the Company for the ensuing year:
Barbara Basney	Approved (by show of hands)	99.21%	--	0.79%
Denis Gallagher	Approved (by show of hands)	99.28%	--	0.72%
Irving Gerstein	Approved (by show of hands)	99.25%	--	0.75%
Kenneth Needler	Approved (by show of hands)	99.30%	--	0.70%
George Rossi	Approved (by show of hands)	99.27%	--	0.73%
David Scopelliti	Approved (by show of hands)	99.34%	--	0.66%
Wendi Sturgis	Approved (by show of hands)	99.20%	--	0.80%
Victor Wells	Approved (by show of hands)	99.31%	--	0.69%
In respect of the appointment of Ernst & Young LLP as auditors of the Company for the ensuing year and authorization of the Board of Directors of the Company to fix the remuneration of the auditors.	Approved (by show of hands)	98.09%	--	1.91%
In respect of an ordinary resolution in the form of the resolution included as Schedule B to the Company’s management information circular dated October 3, 2016 (the “Circular”) to approve a new performance share grant plan.	Approved (by ballot)	85.70%	14.30%	--
In respect of an ordinary resolution in the form of the resolution included as Schedule C to the Circular to approve the issuance by the Company of Common Shares to the holders of Class B Series Three common shares of Student Transportation of America Holdings, Inc., in exchange for all of the issued and outstanding Class B-3 Shares.	Approved (by show of hands)	97.81%	2.19%	--